UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES

EXCHANGE ACT OF 1934

For the Transition period from              to

Commission file number 001-11261

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SONOCO SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SONOCO PRODUCTS COMPANY

1 N. Second St.

Hartsville, South Carolina 29550

Sonoco Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

Sonoco Savings Plan

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefits Committee of the

Sonoco Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sonoco Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sonoco Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton, LLP

Columbia, South Carolina

June 28, 2013

Sonoco Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

(in thousands of dollars)	2012	2011
Assets
Investments, at fair value:
Plan interest in Sonoco Products Company Master Trust	$638,127	$575,798

Receivables:
Notes receivable from participants	27,373	27,012
Employer contribution	9,530	367

Total receivables	36,903	27,379

Net assets available for benefits at fair value	675,030	603,177

Adjustment from fair value to contract value for interest in Stable Value Fund relating to fully benefit-responsive investment contracts	(7,991)	(5,903)

Net assets available for benefits	$667,039	$597,274

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

(in thousands of dollars)	2012	2011
Additions to net assets attributed to:
Plan interest in Sonoco Products Company Master Trust investment income (Note 3):
Net appreciation/(depreciation) in investments	$37,400	$(1,663)
Interest and dividends	6,834	7,758

Net investment income	44,234	6,095

Interest on notes receivable from participants	1,164	1,269

Contributions:
Employer	8,458	8,550
Employees	28,067	27,666

Total contributions	36,525	36,216

Total additions	81,923	43,580

Deductions from net assets attributed to:
Distributions to participants	52,237	61,337
Administrative expenses (Note 5)	1,346	713

Total deductions	53,583	62,050

Increase/(Decrease) in net assets available for benefits before transfer from other qualified plans	28,340	(18,470)
Transfer in from Sonoco Investment and Retirement Plan	38,564	—
Transfer in from other qualified plans	2,861	5,022

Change in net assets available for benefits	69,765	(13,448)

Net assets available for benefits:
Beginning of year	597,274	610,722

End of year	$667,039	$597,274

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan

Notes to Financial Statements

Note 1. Description	of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.

General

The Sonoco Savings Plan (the “Plan”) is a defined contribution plan covering a majority of U.S. employees of Sonoco Products Company (the “Company” or “Sonoco”). The Plan is primarily designed to provide a retirement savings vehicle for its participants. The Company, a global manufacturer of industrial and consumer packaging products and provider of packaging services, is a South Carolina corporation founded in 1899 in Hartsville, South Carolina and has 347 locations in 34 countries. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”).

Effective December 15, 2012, the Sonoco Investment and Retirement Plan (“SIRP”) was merged into the Plan. SIRP assets totaling $38,563,521 were transferred into the Plan on that date. The participants of the SIRP plan remained subject to terms of the original SIRP plan document regarding eligibility requirements and contribution match calculations. See additional information in Note 8 to these financial statements.

Participation

Most of the Company’s employees are eligible to participate in the Plan upon completion of 30 days of service. However, employees at certain union locations may participate after 30 days of service, but are eligible to receive the Company’s matching and discretionary contributions only after 60 days of service, or after attaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours, depending on the location.

Contributions

Participants could elect to defer up to 30% of eligible gross pay through payroll deductions through December 15, 2010 and 100% thereafter. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant was $17,000 for 2012 and $16,500 for 2011. Participants over age 50 could contribute additional pre-tax contributions up to $5,500 for both 2012 and 2011, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions, were limited to the lesser of $50,000 or 100% of gross pay in 2012, and $49,000 or 100% of gross pay in 2011. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of eleven index funds, a Company stock fund (the “Sonoco Stock Fund”), and a stable value fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. Once a participant’s total account balance has been established and certain criteria are met, the participant can also invest funds in a Self-Managed Account.

The Company provides matching contributions in cash or its common stock in amounts determined annually by the Company’s Board of Directors (the “Board”). For 2012 and 2011, the Company matching contributions were equal to 50% on the first 4% of a non-union participant’s pre-tax contributions. For union participants, the Company matching contributions were equal to 100% on the first 3% of pre-tax contributions, and 50% on the next 2% of pre-tax contributions in both 2012 and 2011. All matching contributions were paid in cash and invested in accordance with the participants’ chosen investment allocations. The Board may elect to provide additional contributions at its discretion; however, the Board elected no such contributions in 2012 or 2011.

Sonoco Savings Plan

Notes to Financial Statements

Note 1. Description	of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions; the Company’s matching contributions, and an allocation of Plan earnings and losses. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

The majority of participants are vested immediately in both the participant-funded contributions and the Company’s contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract.

Payment of Benefits

The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000. Participants with vested balances greater than $5,000 may elect to delay distributions from the Plan until age 70-1/2.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to an amount no greater than the lesser of 50% of the account balance, or $50,000 minus the highest outstanding note balance during the previous 12-month period. Notes are secured by the balances in the participant’s accounts. Interest is charged at a fixed rate for the full term of the note. The rate is based on the prime rate at the end of the fiscal quarter prior to note origination plus 1% (4.25% at both December 31, 2012 and 2011). Principal and interest is paid through payroll deductions over a period of no more than five years for a personal use note or twenty years for a residential home note.

Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Forfeitures

Forfeitures of account balances are used to reduce future employer contributions. During 2012 and 2011, approximately $127,000 and $109,000, respectively, in forfeitures were used to reduce employer contributions. At the merger with the SIRP on December 15, 2012 (see Note 8), forfeitures totaling $205,094 were transferred into the Plan. At December 31, 2012 and 2011, the remaining balance in the forfeitures account totaled approximately $297,000 and $187,000, respectively.

Sonoco Savings Plan

Notes to Financial Statements

Note 2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a Stable Value Fund. The Statement of Net Assets Available for Benefits presents the fair value of the investments in the Stable Value Fund, as well as the adjustment of the investment in the Stable Value Fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Contributions

Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. The investment allocations of all employee and employer contributions are participant directed.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the master trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the master trust are valued as follows:

Shares of collective trusts are valued at the net asset value of shares held at year end. The fair value of the guaranteed insurance contracts (“GIC”) are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic investment contracts (“SIC”) are valued at representative quoted market prices. The fair value of the wrap contracts for the synthetic SIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. All GIC and synthetic SIC investments are held in the Stable Value Fund, see Note 3. Shares of common stock are valued at open market values published by the respective stock exchange markets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon the terms of the Plan document.

Sonoco Savings Plan

Notes to Financial Statements

Note 2.    Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded as distributions to participants when paid.

Administrative Expenses

Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying Statements of Changes in Net Assets Available for Benefits. Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the plan documents. In addition, the Plan pays certain recordkeeping and other expenses which are included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The guidance clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance became effective for the Plan on January 1, 2012 and has been incorporated into these financial statements.

Note 3. Investments

The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (“SIRP”), another retirement plan sponsored by the Company. Each plan had an undivided interest in the Master Trust investment accounts in which they both participated until the merger of the SIRP into the Plan on December 15, 2012. After the merge, the Plan holds sole interest of the Trust’s investments. The assets of the Master Trust are held by J. P. Morgan (“JPM”). JPM served as trustee of the Master Trust in both 2012 and 2011. StateStreet Global Advisors (“SSGA”) is a wholly owned subsidiary of State Street Bank and Trust (“SSBT”) that manages several of the investment funds held by the Master Trust. At December 31, 2012, all investments represent specific interests of the Plan, as the Plan is the sole owner of the investments. Investment options in which the Plan participates include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, S&P Mid-Cap Fund, SSGA Retirement Income Fund, SSGA Retirement 2010 Fund, SSGA Retirement 2020 Fund, SSGA Retirement 2030 Fund, SSGA Retirement 2040 Fund, SSGA Retirement 2050 Fund, the Self-Managed Account, Sonoco Stock fund, and the Stable Value Fund.

Plan’s Interest in Master Trust Investment Accounts

At December 31, 2012 and 2011, the Plan’s interest in the investment accounts of the Master Trust was 100.00% and 96.52%, respectively. After the merger on December 15, 2012, the Savings Plan holds sole interest of the Trust’s investments. At December 31, 2012 and 2011, the total reported fair value of the Plan’s interests in the Master Trust’s investment accounts was $638,127,000 and $575,798,000 respectively. Of those respective amounts, $0 and $510,134,000 represent the Plan’s investments in which it holds an undivided interest. The interest amounts included $166,000 and $16,000 of cash equivalents included in collective trusts at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, the reported contract value of investments in which the Plan held the sole interest totaled $630,136,000 and $65,664,000 respectively. Investment income and administrative expenses relating to the Master Trust were allocated to the individual plans based upon the prior day fair market value of the funds balances into which each Plan had participated in 2011 and through December 15, 2012 for the SIRP and December 31, 2012 for the Savings Plan.

Sonoco Savings Plan

Notes to Financial Statements

Note 3.    Investments (Continued)

S&P 500 Index Fund (100% Specific Interest at December 31, 2012, and 99.07% Undivided Interest at December 31, 2011, respectively)

The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.

Bond Market Index Fund (100% Specific Interest at December 31, 2012, and 98.95% Undivided Interest at December 31, 2011, respectively)

The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities intended to approximate the Barclays Capital U.S. Aggregate Bond Index.

Russell 2000 Index Fund (100% Specific Interest at December 31, 2012, and 98.95% Undivided Interest at December 31, 2011, respectively)

The Russell 2000 Index Fund invests in the 2000 small cap equities that comprise the Russell 2000 Index.

International Stock Index Fund (100% Specific Interest at December 31, 2012, and 97.82% Undivided Interest at December 31, 2011, respectively)

The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.

S&P Mid-Cap Fund (100% Specific Interest at December 31, 2012, and 98.53% Undivided Interest at December 31, 2011, respectively)

The S&P Mid-Cap Fund invests in all stocks in the S&P Mid-Cap 400 Index in proportion to their weighting in the Index.

Self-Managed Account (100% Specific Interest at December 31, 2012 and 2011)

The Self-Managed Account allows employees to invest in a wide variety of common stocks, mutual funds, and cash equivalents held for liquidity purposes. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.

SSGA Retirement Income Fund (100% Specific Interest at December 31, 2012, and 95.88% Undivided Interest at December 31, 2011, respectively)

The Retirement Income Fund is the option in the Target Retirement series with a focus on income generation as opposed to wealth accumulation. The strategy seeks to address the needs of investors who have reached their retirement date and is comprised mainly of bonds with a reduced exposure to equities to provide greater stability and income. The fund has a target mix of 30% equity funds and 70% bond and money market funds.

SSGA Retirement 2010 Fund (100% Specific Interest at December 31, 2012, and 88.58% Undivided Interest at December 31, 2011, respectively)

The 2010 Fund starts out with an equity and bond allocation suitable for retirement in the present time. As of December 31, 2012, this fund has a mix of 35% equities and 65% fixed income. Having met its target date, the 2010 Fund will continue becoming more conservative for 5 to 10 years, until the asset mix is approximately the same as the Retirement Income Fund.

Sonoco Savings Plan

Notes to Financial Statements

Note 3.    Investments (Continued)

SSGA Retirement 2020 Fund (100% Specific Interest at December 31, 2012, and 92.20% Undivided Interest at December 31, 2011, respectively)

The 2020 Fund starts out with an equity and bond allocation suitable from now until the year 2020 and beyond. As of December 31, 2012, this fund has a mix of 63% equities and 37% fixed income. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

SSGA Retirement 2030 Fund (100% Specific Interest at December 31, 2012, and 88.54% Undivided Interest at December 31, 2011, respectively)

The 2030 Fund starts out with an equity and bond allocation suitable from now until the year 2030 and beyond. As of December 31, 2012, this fund has a mix of 80% equities and 20% fixed income. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

SSGA Retirement 2040 Fund (100% Specific Interest at December 31, 2012, and 83.39% Undivided Interest at December 31, 2011, respectively)

The 2040 Fund starts out with an equity and bond allocation suitable for the full time horizon – from now until the year 2040 and beyond. As of December 31, 2012, this fund has a mix of 90% equities and 10% fixed income. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

SSGA Retirement 2050 Fund (100% Specific Interest at December 31, 2012, and 84.81% Undivided Interest at December 31, 2011, respectively)

During 2010 the 2050 Fund became an option for investments in the Master Trust. The 2050 Fund starts out with an equity and bond allocation suitable for the full time horizon – from now until the year 2050 and beyond. As of December 31, 2012, this fund has a mix of 90% equities and 10% fixed income. Each year, professional managers then adjust the index funding mix, gradually decreasing the equity allocations and increasing the bond allocations as the retirement date approaches until the asset mix is approximately the same as the Retirement Income Fund.

Stable Value Fund (100% Specific Interest at December 31, 2012, and 94.56% Undivided Interest at December 31, 2011, respectively)

The Stable Value Fund (the Fund) is a separately managed fund that invests in Guaranteed Investment Contracts (GIC) and fully benefit-responsive Synthetic Investment Contracts (SIC), which are supported by underlying assets owned by the Plan, including a pooled separate account and collective trusts. Assets underlying the pooled separate account and collective trusts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. The fully benefit responsive investment contracts are included in the financial statements of the Plan at fair value, with an adjustment to contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Sonoco Savings Plan

Notes to Financial Statements

Note 3.    Investments (Continued)

The average yield earned by the Fund was 2.44% and 2.81% at December 31, 2012 and 2011, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31 of both years. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.45% and 2.82% at December 31, 2012 and 2011, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2012 and 2011.

GICs and security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of issuers’ operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the paticipating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the Plan, including a merger with another Plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans;

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Plan defaults in its obligations under the security-backed contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. There is no contractual waiting period for the Plan to exit the Fund; therefore, if the Plan chose to exit the Fund it would happen as soon as administratively possible.

Sonoco Savings Plan

Notes to Financial Statements

Note 3.    Investments (Continued)

Sonoco Stock Fund (100% Specific Interest at December 31, 2012 and 2011)

Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.

The following table presents the investments held by the Plan as of December 31, 2012:

(in thousands of dollars)	2012

Common Stock and Mutual Funds
Sonoco Stock Fund	$51,804	*
Self-Managed Account	5,288

Collective Trusts
S&P 500 Index Fund	117,263	*
S&P Mid-Cap Fund	46,399	*
Bond Market Index Fund	45,118	*
International Stock Index Fund	42,293	*
Russell 2000 Index Fund	37,659	*
SSgA Retirement 2020 Fund	22,755
SSgA Retirement 2030 Fund	20,610
SSgA Retirement 2040 Fund	14,983
SSgA Retirement 2010 Fund	3,697
SSgA Retirement Income Fund	2,503
SSgA Retirement 2050 Fund	1,849

Stable Value Fund
Stable Value Fund	225,906	*

Total investments at fair value	$638,127

*Investments or investments in a fund representing more than 5% of the Trust’s net assets as of December 31, 2012

Sonoco Savings Plan

Notes to Financial Statements

Note 3.    Investments (Continued)

The following table presents the fair values and contract values of all Master Trust investments at December 31:

(in thousands of dollars)
Investments at fair value	2012	2011
Collective Trusts (100.00% and 97.17% Undivided Interest, respectively)	$355,129	$305,818
Common Stock and Mutual Funds (100% and 100% Specific interest, respectively)	57,092	65,664
Stable Value Fund (100.00% and 94.56% Undivided Interest, respectively)	225,906	225,222

Total Investments at Fair Value	638,127	596,704
Adjustment to state Stable Value Fund at Contract Value	(7,991)	(6,242)

Total Master Trust Investments	$630,136	$590,462

Investment income for the Master Trust is as follows:

(in thousands of dollars)	2012	2011
Net appreciation in fair value of investments - collective trusts	$43,795	$6,484
Net (depreciation) in fair value of investments - common stocks and mutual funds	(4,627)	(7,976)
Interest and dividends	7,127	8,077

	$46,295	$6,585

Sonoco Savings Plan

Notes to Financial Statements

Note 4.    Fair Value Measurements

The following table sets forth information regarding the Plan’s financial assets that are measured at fair value in a three-tier value hierarchy to prioritize the inputs in measuring fair value as follows:

Level 1	–	Observable inputs such as quoted market prices in active markets;
Level 2	–	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3	–	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(in thousands of dollars)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Common Stock and Mutual Funds (a)	$57,092	$57,092	$—	$—
Collective Trusts (b)	355,129	—	355,129	—
SIC—Collective Trusts—Wells Fargo
Fixed Income Funds F&L (c)	152,040	—	152,040	—
Collective Trust—Wells Fargo
Stable Return Fund G (c)	20,557	—	20,557	—
SIC—Metropolitan Life Insurance
Company Separate Account (c)	53,309	—	53,309	—

Total fair value of investments	$638,127	$57,092	$581,035	$—

(in thousands of dollars)	December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Description
Assets
Common Stock and Mutual Funds (a)	$65,664	$65,664	$—	$—
Collective Trusts (b)	297,155	—	297,155	—
GIC (c)	745	—	—	745
SIC—Collective Trusts—Wells
Fargo Funds F& G (c)	139,306	—	139,306	—
Collective Trusts—Wells Fargo
Stable Return Fund G (c)	24,642	—	24,642	—
SIC—Metropolitan Life Insurance
Company Separate Account (c)	48,286	—	48,286	—

Total fair value of investments	$575,798	$65,664	$509,389	$745

Sonoco Savings Plan

Notes to Financial Statements

Note	4. Fair Value Measurements (Continued)

(a) Common Stock includes investments held in the Sonoco Stock Fund and the Self-Managed Account Fund. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.

(b) The Collective Trusts consist of the Plan’s proportionate investment in the Master Trust for all funds not specifically listed elsewhere in the chart. The underlying investments consist of equity investments, short term investments, collective investment funds, and fixed income securities. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Funds’ net asset values.

(c) These investments are all components of the Plan’s ownership of the Stable Value Fund. They represent fully benefit-responsive Synthetic Investment Contracts (SIC) and Guaranteed Investment Contracts (GIC). The SIC is a pooled separate account and collective trust whose underlying investments are primarily fixed income instruments. These instruments are valued based on the underlying investments’ fair market value.

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2012 and 2011.

(in thousands of dollars)	Securities at Fair Value
Level 3 Assets	December 31, 2012	December 31, 2011
Beginning Balance	$745	$2,836
Settlements	(745)	(2,091)

Ending Balance	$—	$745

The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in “Net appreciation/(depreciation) in investments” in the Statement of Changes in Net Assets Available for Benefits. For the periods ended December 31, 2012 and 2011, the net amounts reported were $37,400,000 and $(1,663,000), respectively.

Changes in economic conditions or valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2012 and 2011, there were no transfers in or out of levels 1, 2, or 3.

Sonoco Savings Plan

Notes to Financial Statements

Note 5.    Related Party Transactions

Certain Plan investments, including underlying investments in the stable value fund, collective trusts and money market funds, are managed by SSGA and SSBT. As the Plan trustee and recordkeeper, JPM issued, managed, or began to have custodial relationships with certain Plan investments. Therefore, investment fees paid to these parties qualified as party-in-interest transactions. In addition, JPM was paid administrative fees throughout the year. Fees paid by the Plan to these related parties amounted to approximately $1,346,000 and $713,000 for the years ended December 31, 2012 and 2011, respectively.

At December 31, 2012 and 2011, the Plan held approximately 1,738,000 and 1,848,000 shares, respectively, of common stock of the Company with a fair value of $51,804,000 and $60,910,000, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income on the common stock of the Company of $2,161,000 and $2,322,000, respectively.

Note 6.    Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Also, during the plan year, the plan administrator determined that certain plan operations were not in accordance with the plan document or not in accordance with the IRC. As necessary, the plan administrator intends to utilize one of several correction programs available by the IRS rules and regulations to correct issues of non-compliance and thus they believe the plan will remain in compliance with the IRC and will remain tax exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. A request by the Plan for a current determination letter is pending.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to federal income tax examinations prior to 2009.

Note 7.    Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Sonoco Savings Plan

Notes to Financial Statements

Note 8.    Plan Merger and Subsequent Events

Effective December 15, 2012, the Sonoco Investment and Retirement Plan (“SIRP”) was merged into the Plan. The transfer of the SIRP’s net assets into the Plan totaled $38,563,521 on December 15, 2012, and included $9,290,313 in contributions receivable from the employer. These receivables are included in “Employer Contributions receivable” in the Statement of Net Assets Available for Plan Benefits as of December 31, 2012. The merger did not impact participant investments as they were undivided interests in the investment accounts. After the merge, the Plan holds sole interest of the Trust’s investments.

The Company acquired certain businesses from Clear Pack Company in 2006 whose 401(k) assets, totaling $2,860,734, were transferred into the Plan during 2012. In November 2011, the Company acquired Tegrant Corporation. The assets of the Tegrant Investment and Retirement Plan, totaling approximately $71,093,000, were transferred into the Plan on January 1, 2013.

Effective January 1, 2013, the plan document was amended and restated to incorporate both the Plan and the SIRP plan and the name of the Sonoco Savings Plan was changed to the Sonoco Retirement and Savings Plan.

Note 9.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

(in thousands of dollars)	2012	2011
Net assets available for benefits per the financial statements	$667,039	$597,274
Less:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,991	5,903

Net assets available for benefits per Form 5500	$675,030	$603,177

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2012 to the Form 5500:

(in thousands of dollars)	Year ended December 31, 2012	Year ended December 31, 2011
Increase/(Decrease) in net assets available for benefits before transfer from other qualifed plans per the financial statements	$28,340	$(18,470)
Adjustments to:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,088	2,283

Increase/(Decrease) in net assets available for benefits before transfer from other qualifed plans per Form 5500	$30,428	$(16,187)

Supplemental Schedule

Sonoco Savings Plan

Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2012

(in thousands of dollars) Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Number of Shares or Units	Current or Market Value
Common Stock and Mutual Funds
Sonoco Products Company*	Sonoco Stock Fund	1,737,611	$51,804
JP Morgan Chase Bank, N.A. *	Self-Managed Account		5,288

Collective Trusts
StateStreet Global Advisors*	S&P 500 Index Fund	9,789,063	117,263
StateStreet Global Advisors*	S&P Mid-Cap Fund	3,973,543	46,399
StateStreet Global Advisors*	Bond Market Index Fund	3,634,689	45,118
StateStreet Global Advisors*	International Stock Index Fund	4,056,508	42,293
StateStreet Global Advisors*	Russell 2000 Index Fund	3,343,320	37,659
StateStreet Global Advisors*	SSgA Retirement 2020 Fund	1,741,149	22,755
StateStreet Global Advisors*	SSgA Retirement 2030 Fund	1,593,249	20,610
StateStreet Global Advisors*	SSgA Retirement 2040 Fund	1,188,131	14,983
StateStreet Global Advisors*	SSgA Retirement 2010 Fund	290,220	3,697
StateStreet Global Advisors*	SSgA Retirement Income Fund	200,498	2,503
StateStreet Global Advisors*	SSgA Retirement 2050 Fund	146,718	1,849

Stable Value Fund
ING Life Insurance Co.*	Synthetic Investment Contract, 2.04%		—
Prudential Insurance Company of America	Synthetic Investment Contract, 2.07%		—
Wells Fargo, N.A.*	Collective trust, Fixed Income Fund F (a)	7,530,985	99,922
Monumental Life Insurance Co.	Synthetic Investment Contract, 3.04%		—
Wells Fargo, N.A.*	Collective trust, Fixed Income Fund L (a)	4,522,595	52,039
Monumental Life Insurance Co.	Synthetic Wrapper Agreement		79
Metropolitan Life Ins. Co.	Synthetic Investment Contract, 3.34% (b)		53,278
Metropolitan Life Ins. Co.	Synthetic Wrapper Agreement (b)		31
Wells Fargo, N.A.*	Collective trust, Wells Fargo Stable Return Fund G (a)	400,494	20,557

			$638,127
Notes receivable from participants*	Notes receivable from participants have interest rates ranging
	from 4.25% to 10.5%, with varying maturity dates		27,373

			$665,500

*	Represents a party in interest to the Plan
(a)	Represents a collective trust fund sponsored by Wells Fargo Bank, N.A.
(b)	Represents the aggregate value of the segregated portfolio held by the contract issuer for the benefit of the Fund

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN

	By:	Sonoco Products Company as Plan Administrator

June 28, 2013	By:	/s/ Barry L. Saunders
Date		Barry L. Saunders
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23-1	Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Savings Plan